SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

13 May 2021

Prudential plc

Results of Annual General Meeting held on 13 May 2021

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 22 (inclusive) as ordinary resolutions together with Resolutions 23 to  26 (inclusive) as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2020 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report on those Accounts	2,006,316,171	99.98	366,321	0.02	2,006,682,492	76.72%	4,503,485
2	To approve the Directors' Remuneration Report for the year ended 31 December 2020	1,881,362,121	94.71	104,979,307	5.29	1,986,341,428	75.94%	24,844,708
3	To elect Chua Sock Koong as a Director	2,010,312,824	99.97	550,330	0.03	2,010,863,154	76.88%	317,180
4	To elect Ming Lu as a Director	1,987,526,124	98.84	23,340,691	1.16	2,010,866,815	76.88%	313,518
5	To elect Jeanette Wong as a Director	2,010,302,098	99.97	571,816	0.03	2,010,873,914	76.88%	306,420
6	To re-elect Shriti Vadera as a Director	2,005,605,495	99.74	5,308,066	0.26	2,010,913,561	76.88%	266,773
7	To re-elect Jeremy Anderson as a Director	2,009,702,091	99.94	1,224,655	0.06	2,010,926,746	76.88%	253,588
8	To re-elect Mark FitzPatrick as a Director	2,006,138,864	99.76	4,778,161	0.24	2,010,917,025	76.88%	263,309
9	To re-elect David Law as a Director	1,969,979,203	98.89	22,212,511	1.11	1,992,191,714	76.17%	18,988,620
10	To re-elect Anthony Nightingale as a Director	1,873,485,478	93.65	126,941,741	6.35	2,000,427,219	76.48%	10,753,114
11	To re-elect Philip Remnant as a Director	1,994,918,083	99.20	16,002,119	0.80	2,010,920,202	76.88%	260,132
12	To re-elect Alice Schroeder as a Director	2,010,463,554	99.98	465,453	0.02	2,010,929,007	76.88%	251,327
13	To re-elect James Turner as a Director	2,009,391,446	99.92	1,517,428	0.08	2,010,908,874	76.88%	271,460
14	To re-elect Thomas Watjen as a Director	1,994,210,332	99.17	16,721,453	0.83	2,010,931,785	76.88%	248,549
15	To re-elect Michael Wells as a Director	2,009,481,376	99.93	1,425,404	0.07	2,010,906,780	76.88%	273,554
16	To re-elect Fields Wicker-Miurin as a Director	1,995,090,258	99.21	15,835,165	0.79	2,010,925,423	76.88%	254,911
17	To re-elect Amy Yip as a Director	2,010,304,295	99.97	613,744	0.03	2,010,918,039	76.88%	262,295
18	To re-appoint KPMG LLP as the Company's auditor	1,916,315,266	95.84	83,220,190	4.16	1,999,535,456	76.45%	11,653,006
19	To authorise the Company's Audit Committee on behalf of the Board to determine the amount of the auditor's remuneration	1,963,590,336	98.12	37,635,899	1.88	2,001,226,235	76.51%	9,962,335
20	To renew the authority to make political donations	1,979,449,470	98.44	31,454,987	1.56	2,010,904,457	76.88%	284,006
21	To renew the authority to allot ordinary shares	1,984,750,939	98.69	26,274,740	1.31	2,011,025,679	76.89%	162,784
22	To renew the extension of authority to allot ordinary shares to include repurchased shares	1,983,963,962	98.66	27,037,538	1.34	2,011,001,500	76.88%	186,963
23	To renew the authority for disapplication of pre-emption rights	2,004,623,769	99.69	6,264,785	0.31	2,010,888,554	76.88%	299,909
24	To renew the additional authority for the disapplication of pre-emption rights for purposes of acquisitions or specified capital investments	1,966,085,927	97.77	44,870,798	2.23	2,010,956,725	76.88%	231,737
25	To renew the authority for purchase of own shares	1,979,267,614	98.48	30,643,717	1.52	2,009,911,331	76.84%	1,277,131
26	To renew the authority in respect of notice for general meetings	1,799,542,303	89.49	211,383,023	10.51	2,010,925,326	76.88%	263,135

Kai Nargolwala did not stand for re-election as a Non-Executive Director of the Company, and retired from the Board with effect from the conclusion of the AGM.

As at 6.30pm (UK time) on 11 May 2021, the number of issued shares of the Company was 2,615,609,158 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 13 May 2021, will shortly be available to view via the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Additional Information:
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance and retirement and asset management solutions. Prudential plc has 17 million life customers in its Asia and Africa businesses and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact:

Sylvia Edwards , Deputy Group Secretary, +44 (0)20 3977 9214

Tom Clarkson, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary